Michael M. Stewart Direct Tel: (405) 235-7747 Direct Fax: (405) 272-5238	michael.stewart@crowedunlevy.com
May 28, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington D.C. 20549-3628
Attn: Mr. H. Roger Schwall
Re:	GMX Resources Inc.; Commission File Nos. 333-150359 and 333-150368, amendments to Registration Statements on Form S-3 filed on April 21, 2008
Dear Mr. Schwall:
          This letter provides responses to your letter dated May 19, 2008 relating to your review of two separate Registration Statements each on Form S-3 (each a “Registration Statement”) of GMX Resources Inc. (the “Company”) filed with the SEC on April 21, 2008. Today, the Company is filing an amendment to each Registration Statement together with a separate acceleration request for each such Registration Statement.
          Following is a summary of the responses to your comments:
Exhibits 5.1 Legal Opinions
1.	We refer you to paragraph (a) of the opinions. It is inappropriate for counsel to assume that laws of other jurisdictions would be “identical” to the laws of the State of Oklahoma and to otherwise attempt to qualify the opinion by stating that the firm’s attorneys are not members of the bar of the State of New York. Consistent with the requirements of Item 601(b)(5) of Regulation S-K, for each registration statement, please obtain and file a legality opinion prepared by New York counsel with respect to the debt securities. In the alternative, obtain and file revised opinions that do not include any qualifications as to foreign law.

Response: As requested, each legal opinion filed as Exhibit 5.1 to each Registration Statement has been revised and is no longer qualified with respect to foreign law. In addition, paragraph 1 to the legal opinion filed as Exhibit 5.1 to the Registration Statement (File No. 333-150359) has been revised and no longer provides an opinion as to the enforceability of the notes against the Company as such opinion is not required by Item 601(b)(5) of Regulation S-K.

TULSA	OKLAHOMA CITY	NORMAN
500 KENNEDY BUILDING	20 NORTH BROADWAY, SUITE 1800	THE HIPOINT OFFICE BUILDING
321 SOUTH BOSTON AVENUE	OKLAHOMA CITY, OK 73102-8273	2500 SOUTH MCGEE, SUITE 140
TULSA, OK 74103-3313	TEL: 405.235.7700 • FAX: 405.239.6651	NORMAN, OK 73072-6705
TEL: 918.592.9800 • FAX: 918.592.9801		TEL: 405.321.7317 • FAX: 405.360.4002

www.crowedunlevy.com

2.	With respect to the legal opinion filed as Exhibit 5 to the registration statement on Form S-3 (File No. 333-150368), please obtain and file a revised opinion that also states, if true, that the warrants will constitute legal and binding obligations of yours.

Response: As requested, the legal opinion filed as Exhibit 5.1 to the Registration Statement (File No. 333-150368) has been revised to state that the warrants will constitute legal and binding obligations of the Company.
          Please feel free to contact me at (405) 235-7747 or Tom R. Russell at (405) 235-7721 if you have any questions or need additional information.

Very truly yours,
/s/ Michael M. Stewart
Michael M. Stewart
For the Firm